ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

20 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

dlw 9/27

encls

ventracor

asx announcement

'Artificial Heart' CE Mark Trial Update

Sydney, 20 September 2004: Ventracor Limited (ASX: VCR) today announced there had been another implant of its artificial heart as part of its global trial to gain CE mark for sales in Europe which began one week ago.

Ventracor Chief Executive Officer, Colin Sutton PhD, said the company expected additional implants at other transplant centres throughout Australia soon.

"Our CE Mark Trial is off to a good start at Royal Perth Hospital. The strong early recruitment rate suggests a need for the VentrAssist™ in a broad range of heart failure patients.

Principal Medical Investigator at Royal Perth Hospital, Dr Robert Larbalestier told a Perth Sunday newspaper the first patient implanted was recovering well and would soon be starting rehabilitation. "His wife is ecstatic," Dr Larbalestier said.

Dr Larbalestier said he believed the VentrAssist™ was 20 years ahead of any other device, four times smaller and a fraction of the weight.

Dr Larbalestier added the technology offered hope to people who had been told they were inoperable.

The aim of Ventracor's CE Mark trial is to gather required data to support an application for CE marking and subsequent permission to sell in the major market of Europe.

Dr Sutton added in future Ventracor will announce important trial milestones with statements and updates issued on a periodic basis.

"Ventracor will report at various points during the trial and not necessarily on each implant. The company is aware of its obligations under ASX Listing Rule 3.1 and, in the absence of material developments, these reports to the market will be on a regular basis. Ventracor's primary concern remains the privacy, dignity and wellbeing of individual patients and their families," Dr Sutton said.

About Ventracor

Ventracor (ASX: VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist ™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and US$12 billion in coming years.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086